File No. 70-10067

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                                 Amendment No. 1
                                       to
                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

                             National Grid Group plc
                               15 Marylebone Road
                                 London NW1 5JD
                                 United Kingdom


                     (Name of company filing this statement
                   and address of principal executive office)
                    ----------------------------------------

                             National Grid Group plc
                    (Name of top registered holding company)
                    ----------------------------------------


                                Kirk L. Ramsauer
                             Deputy General Counsel
                                National Grid USA
                                25 Research Drive
                        Westborough, Massachusetts 01582
                            Telephone: (508) 389-2972
                            Facsimile: (508) 389-3518


                     (Name and address of agent for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

Douglas W. Hawes                                 Frank Lee
Markian M. W. Melnyk                             Huber Lawrence & Abell
LeBoeuf, Lamb, Greene & MacRae, L.L.P.           605 Third Avenue
125 West 55th Street                             New York, N.Y.  10158
New York, N.Y.  10019-5389                       Telephone: (212) 682-6200
Telephone: (212) 424-8000                        Facsimile: (212) 661-5759
Facsimile: (212) 424-8500                        Attorneys for Lattice Group plc
Attorneys for National Grid Group plc

                                TABLE OF CONTENTS


Item 1.  Description of the Proposed Transaction...............................4

   A.  Introduction............................................................4

   B.  The Companies...........................................................6

      1.  National Grid Group plc..............................................6

      2.  Lattice Group plc...................................................13

   C.  The Merger.............................................................24

   D.  Request for Financing Authorization....................................30

      1.  National Grid's Current Financing Authorization.....................30

      2.  Proposed New Financing Authorization................................32

      3.  The FUCO Financing Request In Particular............................34

Item 3.  Applicable Statutory Provisions......................................48

Item 4.  Regulatory Approvals.................................................48

   A.  State and Federal Regulation...........................................48

   B.  European Regulation....................................................48

Item 5.  Procedure............................................................49

Item 6.  Exhibits and Financial Statements....................................49

Item 7.  Information as to Environmental Effects..............................51

          This Pre-Effective Amendment No. 1 amends the Form U-1
Application-Declaration in this proceeding, originally filed with the Securities and Exchange Commission on June 7, 2002, in its entirety, except that it does not replace exhibits previously filed.


Item 1.  Description of the Proposed Transaction

      A.  Introduction

          This Application-Declaration ("Application") seeks approvals relating to the financing of a foreign utility company acquisition by National Grid Group plc ("National Grid"). National Grid is a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act" or "1935 Act"). National Grid and Lattice Group plc ("Lattice") have agreed to the terms of a merger of equals in which National Grid shareholders will retain their shares in National Grid (to be renamed National Grid Transco plc ("Grid Transco")) and Lattice shareholders will receive for each Lattice share 0.375 Grid Transco shares (the "Merger").

          As of April 19, 2002, Lattice had a market capitalization of approximately $8.8 billion. Lattice, through its subsidiaries, is the owner, operator and developer of the substantial majority of Great Britain's gas transportation and distribution system. Lattice also owns a number of telecommunications interests and unregulated gas and infrastructure service companies. Lattice will certify itself as a foreign utility company ("FUCO") under Section 33 of the 1935 Act prior to the completion of the Merger.

          In this Application, National Grid seeks an increase in the aggregate amount that it may invest in FUCOs and a corresponding increase in National Grid's authorization to issue and sell securities to finance such FUCO investments. By order dated January 16, 2002, Holding Co. Act Release No. 27490 ("January 2002 Order") the Commission authorized National Grid to invest up to $5.406 billion in FUCOs.\1 As of March 31, 2002, National Grid had an aggregate investment, as defined in Rule 53, in FUCOs of approximately $3.104 billion. National Grid's current unused FUCO investment authority is $2.302 billion.

----------------------
1/ National Grid's request for authorization to invest in exempt wholesale generators ("EWGs") is subject to a reservation of jurisdiction in the Commission's January 2002 Order. National Grid presently has no investments in EWGs and no current intention of making EWG investments.

          The Merger will result in the issuance of Grid Transco shares of approximately $9.4 billion\2 and an increase in National Grid's aggregate FUCO investment of the same amount. Consequently, National Grid's aggregate post-Merger FUCO investment would be approximately $12.5 billion.\3 Given this level of investment and National Grid's desire to maintain the flexibility to make subsequent FUCO investments, National Grid seeks authorization to issue and sell equity and debt securities and to enter into guarantees up to an aggregate limit of $20 billion through September 30, 2004. The proceeds of such financings could support investments of up to $20 billion in FUCOs. The proposed FUCO investment financing authorization is summarized in the table below.

         ------------------------------------------------------------------
                   Proposed FUCO Investment Financing Authorization
                                   $ (billions)
         ------------------------------------------------------------------
         National Grid's FUCO investment as of March 31, 2002        3.104
         ------------------------------------------------------ -----------
         Unused authorization                                        2.302
         ------------------------------------------------------ ===========
         Authorized in January 2002 Order                            5.406
         ------------------------------------------------------ -----------
         Authorization necessary to fund the Merger                  9.381
         ------------------------------------------------------ -----------
         Additional unused authorization                             5.213
         ------------------------------------------------------ ===========
         Total proposed FUCO Investment Authorization               20.000
         ------------------------------------------------------ -----------

          Certain key financial information for the companies follows.


----------------------
2/ Currently there are 3,528 million Lattice shares outstanding. Given the exchange ratio of 0.375 Grid Transco shares for each Lattice share, 1,323 million Grid Transco shares would be issued in the Merger. Based on National Grid's share price of approximately (pound)4.90 as of April 19, 2002, the last trading day before the announcement of the Merger on April 22, 2002, and an exchange rate of $1.44712 = (pound)1, the aggregate value of Grid Transco shares issued upon the closing of the Merger would be approximately $9.381 billion. The actual value of Grid Transco shares issued upon the closing of the Merger may be more or less than $9.381 billion depending on National Grid's share price at that time. The actual value of the Grid Transco shares issued at the closing of the Merger will count towards the aggregate FUCO investment for purposes of the FUCO investment limit set forth herein.

3/ This amount is comprised of National Grid's current FUCO investment of $3.104 billion plus the new Lattice FUCO investment of $9.381 billion.

----------------------------------------------------------------------------------     ---------------------------
                                                                                         For the 15 months to and
                              For the 12 months to and as of March 31, 2002                as of March 31, 2002
                                                 (U.S. GAAP)                                    (U.S. GAAP)
----------------------------------------------------------------------------------     ---------------------------
                               National Grid                     Lattice                       Lattice
                                 (audited)                     (unaudited)                    (unaudited)
                         --------------------------     --------------------------     ---------------------------
(pound)1 = $1.44            (pound)                        (pound)                        (pound)
                          (millions)    $(millions)      (millions)    $(millions)      (millions)     $(millions)
                         ------------   -----------     ------------   -----------     ------------    -----------
Operating Revenues           4,396         6,331            3,142         4,524            4,110           5,918
                         ------------   -----------     ------------   -----------     ------------    -----------
Net Income                    (163)         (235)             390           562              778           1,120
                         ------------   -----------     ------------   -----------     ------------    -----------
Net Utility Assets*          8,429        11,968           10,672        15,154           10,672          15,154
                         ------------   -----------     ------------   -----------     ------------    -----------
Net Other Assets*            9,117        12,946            1,515         2,151            1,515           2,151
                         ------------   -----------     ------------   -----------     ------------    -----------
Total Net Assets*           17,545        24,914           12,187        17,306           12,187          17,306

(*) Net Utility Assets represents the tangible fixed assets of the companies. Total Net Assets represents fixed assets and current assets. Net Other Assets represents the balance of Total Net Assets less Net Utility Assets.

     B.   The Companies

          1.   National Grid Group plc

          National Grid was incorporated in England and Wales on July 11, 2000, and is a registered holding company under the 1935 Act. National Grid's ordinary shares are listed on the London Stock Exchange and its American Depositary Receipts ("ADRs") are listed on the New York Stock Exchange.\4 As of April 19, 2002 there were 1,776,636,707 ordinary shares and one special share outstanding.\5 National Grid employs, in conjunction with its subsidiaries, approximately 14,000 employees. As of April 19, 2002, National Grid had a market capitalization of approximately $12.6 billion.

          Through its wholly-owned indirect subsidiary, The National Grid Company plc ("NGC"), National Grid's principal business in the UK is the transmission of electricity in England and Wales. NGC owns and operates a transmission system


----------------------
4/ National Grid has a small number of American Depositary Shares ("ADSs") in the U.S. which trade as ADRs and are held by both individuals and U.S. institutions. ADSs, in the aggregate, account for approximately 6.5% of National Grid's publicly issued shares.

5/ The special share is a non-voting share owned by the U.K. government and it provides that certain matters cannot be undertaken without the consent of the holder of the special share. The special share, also referred to as the golden share, is a means for the government to assure the continued independence of National Grid as a provider of transmission services.

consisting of approximately 4,500 route miles of overhead lines and approximately 400 route miles of underground cable together with substations at some 230 sites. National Grid also has electric utility businesses located in Argentina and Zambia. National Grid is indirectly a joint owner of Transener SA, the owner and operator of the principal high-voltage electricity system in Argentina.\6 In Zambia, National Grid is indirectly a joint owner of Copperbelt Energy Corporation, the former Power Division of the Zambia Consolidated Copper Mines. National Grid also is engaged in undersea electric transmission interconnector projects in Australia, Norway, the Netherlands and Ireland that are in various stages of development.

          National Grid also is active internationally in telecommunications. GridCom Limited ("GridCom"), a subsidiary of National Grid, provides communications infrastructure solutions for the U.K. telecommunications industry, as well as a range of managed services that can be used in conjunction with GridCom's fiber optic and wireless services. National Grid's network of approximately 22,000 transmission towers across England and Wales can be used by mobile operators looking to extend their network coverage. GridCom offers a turnkey package to allow operators to locate their communications equipment on existing National Grid towers. In the U.S., NEES Communications, a National Grid USA subsidiary, builds and leases high-speed fiber optic telecommunications networks in the New England region and New York.

          National Grid also holds a 32.5% stake in the equity of Energis plc ("Energis"), a telecommunications and internet services company. Energis offers a range of national and international communications services, including basic and advanced telephony and data services, primarily to the business market. Energis is facing a challenging period as a result of the decline in the global telecommunications market. As


----------------------
6/ National Grid's share of Transener's operating profit was (pound)24.8 million ($35.7 million) for the period ended March 31, 2002. Despite Transener performing well in local terms, it has experienced a significant reduction in revenues in US dollar terms as a result of the devaluation of the Argentine peso coupled with the introduction of new legislation which invalidated the clauses of Transener's license which effectively fixed tariffs in US dollar terms. As a result, on April 22, 2002, Transener announced that it had suspended principal and interest payments on its financial indebtedness of $466 million, which is wholly denominated in US dollars. Transener has retained a financial adviser to assist in the restructuring of all of its financial indebtedness and is renegotiating its concession contract with the Argentine government, in parallel with other privatized utilities. National Grid has accounted for its share of Transener's non-cash exceptional foreign exchange losses of (pound)92.5 million ($133.2 million) in its results for the year ended March 31, 2002.

a result, Energis is in discussion with both its lenders and bondholders with the aim of restructuring its obligations to those parties. Such a restructuring could result in significant dilution to National Grid's shareholding in Energis. Consequently, National Grid has written down all of the (pound)392.1 million ($564.6 million) carrying value of its Energis stake.

          National Grid also has a number of other telecommunications investments that are under consideration for sale or closure. In Brazil, a consortium known as Intelig provides national and international long distance call services and value added services. Silica Networks S.A. is a joint venture that has developed a broadband communications loop linking Buenos Aires and other cities in Argentina to Santiago in Chile. National Grid also holds 30.1% of ManquehueNet S.A., a joint venture providing local and long distance telecommunications and internet services in Chile. National Grid has fully written-down the carrying value of its Latin American telecommunications investments totaling (pound)290.4 million ($418.2 million) including provision for related liabilities.

          In Poland, National Grid is joint owner of Energis Polska Sp. ("Energis Polska"), a company that provides data and voice services to the corporate market. National Grid is evaluating its options regarding the company and has made a provision for its investment in Energis Polska and associated liabilities of (pound)109.8 million ($158.1 million).

          NGC and the other non-US operations of National Grid are held directly or indirectly by National Grid Holdings One plc.\7 Its wholly-owned subsidiary is National Grid Holdings Limited, a FUCO.

          National Grid's U.S. business is conducted through National Grid USA, an indirect wholly-owned subsidiary of National Grid. Through its subsidiaries, National Grid USA is engaged in electric distribution to residential, commercial, and industrial customers in New England and the distribution and sale of electricity and natural gas to


----------------------
7/ National Grid Holdings One plc was the former top registered holding company in the National Grid group. It was made a subsidiary of current National Grid in connection with the scheme of arrangement that implemented National Grid's merger with Niagara Mohawk Holdings, Inc. See the January 2002 Order. National Grid Holdings One plc has filed an application with the Commission seeking deregistration under Section 5 of the Act. SEC File No. 70-9849, filed February 22, 2002. After it is deregistered it will file Form U-57 to certify itself as a FUCO under the Act.

residential, commercial, and industrial customers in New York. The National Grid USA group operates and maintains distribution power lines and substations; provides metering, billing, and customer services; designs and builds distribution-related facilities; and provides related products and services including energy efficiency programs for customers. National Grid USA's nonutility subsidiaries are engaged in the construction and leasing of fiber optic telecommunications systems and the provision of consulting services to nonaffiliated utilities in the area of electric utility restructuring and customer choice.

          National Grid USA owns companies which deliver electricity to approximately 3.2 million customers in New York, Massachusetts, Rhode Island and New Hampshire. These electric public utility companies own and operate approximately 84,000 miles of transmission and distribution lines in New York and New England.

          The National Grid USA group of companies includes five wholly-owned electricity distribution companies: Niagara Mohawk Power Corporation ("Niagara Mohawk"), Massachusetts Electric Company ("Mass. Electric"), The Narragansett Electric Company ("Narragansett"), Granite State Electric Company ("Granite State"), and Nantucket Electric Company ("Nantucket") and four other utility companies:\8 New England Power Company ("NEPCO"), New England Electric Transmission Corporation ("NEET"), New England Hydro-Transmission Corporation ("N.H. Hydro") and New England Hydro-Transmission Electric Company, Inc. ("Mass. Hydro"). The distribution companies focus on delivering electricity to residential, commercial, and industrial customers. The distribution companies operate and maintain distribution power lines and substations; provide metering, billing, and customer services; design and build distribution-related facilities; and provide related products and services including energy efficiency programs for customers. In addition, Niagara Mohawk provides gas utility service to approximately 550,000 retail customers in New York State.

          Niagara Mohawk provides electric service to over 1.5 million electric customers in eastern, central, northern and western New York State. Niagara Mohawk


----------------------
8/ National Grid Transmission Services Corp. is not a utility company. This company provides non-affiliate companies services such as metering and generator interconnection studies.

provides electric service to the cities of Buffalo, Syracuse, Albany, Utica, Schenectady, Niagara Falls and Troy. Niagara Mohawk owns approximately 50,000 pole miles of electric transmission and distribution lines. Niagara Mohawk also purchases, transports and distributes natural gas to over 550,000 gas customers in eastern, central and northern New York State in an area that generally extends from Syracuse to Albany. Gas utility service is provided largely in areas where Niagara Mohawk also provides electrical service. As of and for the 12 months ended March 31, 2002, Niagara Mohawk had total assets of $12,021 million, operating revenues of $3,996 million and net income of $4 million. Niagara Mohawk is subject to rate regulation by the Federal Energy Regulatory Commission ("FERC") and the New York State Public Service Commission ("NYPSC").

          Mass. Electric is engaged in the delivery of electric energy to approximately 1.2 million customers in 170 cities and towns in Massachusetts. The cities and towns served by the company include the highly diversified commercial and industrial cities of Worcester, Lowell, and Quincy, the Interstate 495 high technology belt, suburban communities, and many rural towns. Mass. Electric owns approximately 16,000 pole miles of electric transmission and distribution lines. As of and for the 12 months ended March 31, 2002, Mass. Electric had total assets of $2,884 million, operating revenues of $2,003 million and net income of $59 million. Mass. Electric is subject to regulation by the FERC and the Massachusetts Department of Telecommunications and Energy ("MDTE").

          Narragansett is engaged in the delivery of electric energy to approximately 460,000 customers in 38 cities and towns in Rhode Island. Narragansett's service area, which includes urban, suburban, and rural areas, covers approximately 99% of Rhode Island, and includes the cities of Providence, East Providence, Cranston, and Warwick. Narragansett owns approximately 4,750 pole miles of electric transmission and distribution lines. As of and for the 12 months ended March 31, 2002, Narragansett had total assets of $1,457 million, operating revenues of $732 million and net income of $30 million. Narragansett is subject to rate regulation by the FERC and the Rhode Island Public Utilities Commission ("RIPUC"). The Rhode Island Division of Public Utilities and Carriers ("RIDIV") has jurisdiction over Narragansett's financings and transactions with affiliates.

          Granite State provides retail electric service to approximately 38,000 customers in 21 communities in New Hampshire. Granite State's service area includes the Salem area of southern New Hampshire, as well as several communities located along the Connecticut River, primarily in the Lebanon and Walpole areas. Granite State owns approximately 1,049 pole miles of electric transmission and distribution lines. As of and for the 12 months ended March 31, 2002, Granite State had total assets of $93 million, operating revenues of $79 million and net income of $3.5 million. Granite State is subject to regulation by the FERC and the New Hampshire Public Utilities Commission ("NHPUC").

          Nantucket provides retail electric service to approximately 11,000 customers on Nantucket Island, Massachusetts. Nantucket's service area covers the entire island. Nantucket owns approximately 110 pole miles of electric transmission and distribution lines. As of and for the 12 months ended March 31, 2002,, Nantucket had total assets of $57 million, operating revenues of $18 million and net income of $0.8 million. Nantucket is subject to regulation by the FERC and the MDTE.

          National Grid USA's wholly-owned subsidiary, NEPCO, is the operator of electricity transmission facilities in the states of Massachusetts, Rhode Island, New Hampshire, and Vermont.\9 As of March 31, 2002, NEPCO had total assets of $2,740 million, operating revenues of $560 million and net income of $76 million for the 12 months to date. NEPCO is subject to rate regulation by the FERC. The RIDIV, the MDTE, the NHPUC, and the Vermont Public Service Board ("VPSB") have jurisdiction over NEPCO's financings and transactions with affiliates. Although the Maine Public Utilities Commission has jurisdiction over NEPCO's financings, it defers to the financing


----------------------
9/ NEPCO was formerly a holding company due to its ownership of approximately 24% of the outstanding voting securities of Vermont Yankee Nuclear Power Corporation ("VYNPC"), the licensed operator of the Vermont Yankee nuclear facility ("Plant") which has a gross maximum dependable capacity of approximately 535 MW. NEPCO receives a portion of the plant's output. As of and for the year ended December 31, 2001 Vermont Yankee Nuclear Power Corporation had $179 million in total operating revenues, $6 million in total net income, and total assets of $724 million. On July 30, 2002, the Plant together with VYNPC's obligation to operate the Plant were sold to Entergy Nuclear Vermont Yankee, L.L.C., a subsidiary of Entergy, a registered holding company. National Grid Group plc, Holding Co. Act Release No. 27554 (July 30, 2002). NEPCO also has minority interests in Yankee Atomic Electric Company (30%), Maine Yankee Atomic Power Company (20%) and Connecticut Yankee Atomic Power Company (15%), all of which have permanently ceased operations.

authorization from the MDTE. The Nuclear Regulatory Commission ("NRC") has jurisdiction over NEPCO's ownership of nuclear facilities.

          NEET, a wholly-owned subsidiary of National Grid USA, owns and operates a direct current/alternating current converter terminal facility for the first phase of the Hydro-Quebec and New England interconnection (the "Interconnection") and six miles of high voltage direct current transmission line in New Hampshire. As of March 31, 2002, NEET had total assets of $20 million, operating revenues of $7 million, and net income of $0.5 million for the 12 months to date. NEET is subject to rate regulation by FERC. The NHPUC has jurisdiction over its financings and transactions with affiliates.

          N.H. Hydro, in which National Grid USA holds 53.97% of the common stock, operates 121 miles of high-voltage direct current transmission line in New Hampshire for the second phase of the Interconnection, extending to the Massachusetts border. As of March 31, 2002, N.H. Hydro had total assets of $106 million, operating revenues of $27 million, and net income of $4 million for the 12 months to date. N.H. Hydro is subject to rate regulation by FERC. The NHPUC has jurisdiction over N.H. Hydro's financings and transactions with affiliates.

          Mass. Hydro, 53.97% of the voting stock of which is held by National Grid USA, operates a direct current/alternating current terminal and related facilities for the second phase of the Interconnection and 12 miles of high-voltage direct current transmission line in Massachusetts. As of March 31, 2002, Mass. Hydro had total assets of $130 million, operating revenues of $31 million, and net income of $6 million for the 12 months to date. New England Hydro Finance Company, Inc. ("NE Hydro Finance") is owned in equal shares by Mass. Hydro and N.H. Hydro. NE Hydro Finance provides the debt financing required by the owners to fund the capital costs of their participation in the Interconnection. Mass Hydro is subject to rate regulation by FERC. The MDTE has jurisdiction over Mass Hydro's financings and transactions with affiliates.

          National Grid continues to evaluate how best to participate in the development of the transmission sector in the U.S. Within the New England and New York regions, National Grid is discussing with a number of other transmission owners the possible formation of an independent transmission company within a Regional Transmission Organization ("RTO"). In other regions of the U.S., National Grid's participation may involve the acquisition and operation of the transmission assets of participants in RTOs.

          In November 2001, National Grid announced that it had entered into an agreement with the proposed Alliance RTO. Since the original agreement, the Alliance RTO concept has undergone change in response to orders issued by the FERC. Under orders issued in December 2001 and April 2002, the Alliance RTO would be allowed to function as an independent transmission company under the umbrella of another organization acting as RTO. In May 2002, discussions began among members of the Alliance RTO, National Grid USA and two RTOs as to whether the Alliance RTO should be divided and operate under two RTOs. The ultimate shape and operation of the Alliance RTO are both uncertain and would be subject to further agreements among the parties and approval from the FERC.

          2.  Lattice Group plc

          Lattice is incorporated in England and Wales and is one of the three successor companies to what was formerly British Gas plc.\10 Lattice's ordinary shares are listed on the London Stock Exchange. As of April 19, 2002 there were 3,528,149,704 ordinary shares and one special share outstanding. Lattice employs, in conjunction with its subsidiaries, approximately 17,000 employees. As of April 19, 2002, Lattice had a market capitalization of approximately $8.8 billion.

          For administrative and regulatory purposes Lattice is subdivided into two subsidiary holding groups: Transco Holdings plc and Lattice Group Holdings Ltd. Transco plc ("Transco"), Transco Holdings plc's principal subsidiary, is the owner, operator and developer of the substantial majority of Great Britain's gas transportation and distribution system. The gas transportation and distribution business in Great Britain is highly regulated and subject to price regulation by the Gas and Electricity Markets


----------------------
10/ In February 1997, the shareholders of British Gas plc approved the demerger of Centrica plc, a supplier of gas and electricity to residential, industrial and commercial customers throughout Great Britain. At the same time British Gas plc was renamed BG plc. In December 1999, BG plc completed a financial restructuring which resulted in the creation of a new parent company, BG Group plc, which separated the regulated Transco business from its other businesses. On October 23, 2000, BG Group plc completed the demerger of Lattice Group plc creating two separate companies.

Authority ("Authority"), the same regulator that controls National Grid's transmission rates. Transco is ring-fenced for regulatory purposes from the remainder of the Lattice group. The ring-fence is designed to ensure the financial, organizational and managerial independence of Transco, as a regulatory entity. Transco has recently entered a new five year price control period commencing April 1, 2002.

          Transco's transportation network comprises approximately 4,100 miles of high pressure national transmission pipelines and approximately 170,300 miles of lower pressure regional transmission and distribution systems pipelines. Gas is transported on behalf of approximately 45 "shippers" either to consumers or third party pipeline systems. Transco receives gas from several coastal reception terminals, storage sites, onshore fields around Great Britain. An interconnector to Belgium links Transco's own gas transportation system to continental Europe. A second interconnector supplies gas to Eire and Northern Ireland. As well as gas transportation, Transco is responsible for the safety, development and maintenance of the transportation and distribution system, however it does not sell gas to consumers.

          Lattice Group Holdings Ltd. is divided into two business groups, Lattice Enterprises and Telecoms (i.e., telecommunications). The businesses in each group are held directly or indirectly by Lattice Group Holdings Ltd. through separate legal entities. Unlike Transco, these businesses are not subject to price regulation.

          Lattice Enterprises consists of a portfolio of businesses which, as described below, principally provide expert services for infrastructure networks, or address new markets based on the innovative application of Lattice's core capabilities. Lattice Enterprises' businesses are Advantica Technologies Ltd, Fulcrum Connections Ltd, Lattice Energy Services Ltd, Lattice Property Holdings Ltd, The Leasing Group Public Ltd and Eastlands (Benefits Administration) Ltd.

          Advantica Technologies Ltd provides advanced technology and systems solutions for energy and utility companies worldwide through two branded businesses: Advantica Technology, which targets onshore and offshore oil and gas industries, and Advantica Stoner, which provides network management solutions to energy and water delivery companies. Advantica's business developed from its role as the scientific research and technology development component of British Gas, Lattice's former parent holding company. Advantica's current customers are principally Transco, BG Group and similar companies in the energy and utility industries.

          Fulcrum Connections (Ltd), (formerly First Connect Ltd) provides gas connection services to the gas transportation network under a service provider contract with Transco. It connects approximately 160,000 new domestic, commercial and industrial customers to the network each year. Gas connections are a competitive service in the U.K.

          Lattice Property Holdings Ltd ("Lattice Property") manages the Lattice group's non-operational real estate portfolio. Its main activities are the reclamation and disposal of former gasworks sites and the provision of property services to Lattice group companies. The portfolio consists largely of land and buildings either currently or previously occupied by group businesses. Lattice Property is not engaged in more than an incidental manner in the development of real estate prior to its sale. By its nature, Lattice Property's portfolio of real estate assets will decrease over time as properties are reclaimed from their former industrial uses and sold.

          The Leasing Group Public Ltd ("The Leasing Group") offers leasing and vehicle management services to the Lattice group as well as third party customers, including BG Group, Centrica and the London Fire Authority. It manages a fleet of more than 25,000 vehicles of which more than 16,000 are commercial vehicles. The Leasing Group's origins stem from the vehicle fleet management activities of British Gas and this business became part of the Lattice group of companies upon the demerger of Lattice from BG Group. Lattice has announced its intention to sell The Leasing Group and Applicant commits that the company will be sold within three years of the completion of the Merger.

          Lattice Energy Services Ltd provides a range of multi-utility infrastructure service to industrial and commercial customers, including connections and the installation of combined heat and power plants.

          Eastlands (Benefits Administration) Ltd ("Eastlands"), a wholly-owned Lattice subsidiary, provides managed payroll services, pensions administration, accounting, business process outsourcing and consulting services to affiliated and third party customers. Eastlands' business also is a legacy of British Gas and a large portion of the payroll and pension administration services that Eastlands provides are related to current or retired employees of British Gas companies. Eastlands is a service provider only, it has not assumed pension liabilities and it does not manage securities or other assets used to fund pension obligations.

          The Telecoms division principally consists of SST (UK) Limited ("SST") which acquires, builds, leases and manages sites for base stations and radio masts for mobile telecommunications operators in support of wireless networks in the U.K., and 186k Limited ("186k"), which provides broadband transmission and related telecommunications services through its optical fiber network.

          The communications sites acquired, constructed and managed by SST were developed substantially on properties, rights-of-way and facilities of Transco and such communications sites are used to provide services such as mobile radio communications to Transco and nonaffiliates. The business of SST is similar in this respect to that conducted by National Grid through GridCom. Applicant expects that subsequent to the Merger, SST and GridCom would be managed and operated together as a business unit or formally merged.

          186k owns and manages an optical fiber network of approximately 1,250 miles connecting 20 centers of demand for high-capacity broadband transmission and related telecommunications services. Due to deteriorating market conditions, Lattice has indicated its intent to sell or wind down the business of 186k over this fiscal year. Applicant commits that 186k will be sold or wound down within three years of the completion of the Merger.

          Selected income statement segment data for the Lattice group for the 12 and the 15 months ended March 31, 2002, under U.K. GAAP are shown in the tables below:

------------------------------------------------------------------------------------------------------------
                                                                                 Earnings before interest,
                        Turnover (revenue)          Total Operating Profit          tax, depreciation and
   For the 12     includes(pound)30 million NTS      (includes exceptional         amortization (excludes
  Months Ended          capacity income                     items)                   exceptional items)
 March 31, 2002             Unaudited                     Unaudited                        Unaudited
----------------- ------------------------------ ---------------------------- ------------------------------
(pound)1 = $1.44     (pound)            $           (pound)          $             (pound)           $
                    (millions)      (millions)     (millions)    (millions)       (millions)     (millions)
----------------- -------------- --------------- -------------- ------------- ---------------- -------------
Transco                  2,980           4,291            844         1,215            1,315         1,894
----------------- -------------- --------------- -------------- ------------- ---------------- -------------
Telecoms                    22              32           (385)         (554)             (52)          (75)
----------------- -------------- --------------- -------------- ------------- ---------------- -------------
Lattice                    238             343             (5)           (7)              59            85
Enterprises
----------------- -------------- --------------- -------------- ------------- ---------------- -------------
Other corporate             12              17              8            12                9            13
activities
----------------- -------------- --------------- -------------- ------------- ---------------- -------------
Pension credit               -               -             38            55               38            55
----------------- -------------- --------------- -------------- ------------- ---------------- -------------
Intra-group                (99)           (143)            10            14               10            14
items
----------------- -------------- --------------- -------------- ------------- ---------------- -------------
Total Lattice            3,153           4,540            510           735            1,379         1,986
group
----------------- -------------- --------------- -------------- ------------- ---------------- -------------

------------------------------------------------------------------------------------------------------------
                                                                                Earnings before interest,
   For the 15           Turnover (revenue)          Total Operating Profit        tax, depreciation and
  Months Ended    includes(pound)30 million NTS      (includes exceptional       amortization (excludes
 March 31, 2002         capacity income                      items)                exceptional items)
----------------- ------------------------------ ---------------------------- ------------------------------
(pound)1 = $1.44     (pound)            $           (pound)          $             (pound)           $
                    (millions)      (millions)     (millions)    (millions)       (millions)     (millions)
----------------- -------------- --------------- -------------- ------------- ---------------- -------------
Transco                  3,922           5,648          1,298         1,869            1,862         2,681
----------------- -------------- --------------- -------------- ------------- ---------------- -------------
Telecoms                    22              32           (402)         (579)             (64)          (92)
----------------- -------------- --------------- -------------- ------------- ---------------- -------------
Lattice                    286             412             (4)           (6)              68            98
Enterprises
----------------- -------------- --------------- -------------- ------------- ---------------- -------------
Other corporate             14              20             11            16               12            17
activities
----------------- -------------- --------------- -------------- ------------- ---------------- -------------
Pension credit               -              -              56            81               56            81
----------------- -------------- --------------- -------------- ------------- ---------------- -------------
Intra-group               (123)           (177)            10            14               10            14
items
----------------- -------------- --------------- -------------- ------------- ---------------- -------------
Total Lattice            4,121           5,935            969         1,395            1,944         2,799
group
----------------- -------------- --------------- -------------- ------------- ---------------- -------------

          Balance sheet segment data as of March 31, 2002 under U.K. GAAP is provided below.

----------------- ------------------------------ ------------------------------ ------------------------------
As of March 31,           Fixed Assets            Current Assets (net amounts           Total Assets
      2002                                       falling due within one year)
----------------- -------------- --------------- -------------- --------------- -------------- ---------------
   (pound)1 =        (pound)            $           (pound)          $             (pound)           $
    $1.4223         (millions)      (millions)     (millions)    (millions)       (millions)     (millions)
----------------- -------------- --------------- -------------- --------------- -------------- ---------------
Transco                  7,540          10,724            534             760          8,074          11,484
----------------- -------------- --------------- -------------- --------------- -------------- ---------------
Telecoms                   157             223            377             536            534             760
----------------- -------------- --------------- -------------- --------------- -------------- ---------------
Lattice                    325             462            504             717            829           1,179
Enterprises
----------------- -------------- --------------- -------------- --------------- -------------- ---------------
Other corporate            (17)            (24)          (713)         (1,014)          (730)         (1,038)
activities,
group items and
pension credit
----------------- -------------- --------------- -------------- --------------- -------------- ---------------
Total Lattice            8,005          11,385            702             999          8,707          12,385
group
----------------- -------------- --------------- -------------- ------------- ---------------- -------------

          Lattice will certify as a FUCO under Section 33 of the Act before the consummation of the Merger. To qualify as a FUCO under Section 33 of the Act:

     (1) Lattice must own or operate facilities that are not located in any U.S. state and that are used for the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power;

     (2) Lattice may not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the U.S.;

     (3) Neither Lattice nor any of its subsidiaries may be a public utility company operating in the U.S.; and

     (4) Lattice must provide notice to the Commission on Form U-57 that it is a FUCO. Sections 33(a)(2) and 33(a)(3).

          As demonstrated below, Lattice satisfies or will satisfy each of the criteria of Section 33(a)(2) and 33(a)(3) and is therefore entitled to FUCO status. Ownership of Utility Facilities

          Lattice's principal subsidiary, Transco, is a gas public utility company. It owns and operates gas distribution facilities located in Great Britain that are used to deliver gas to retail consumers. As with U.S. gas consumers, the vast majority of Transco's end-use consumers use the gas to produce heat, light or power. Lattice neither owns nor operates gas distribution facilities located in the U.S.

          Transco is not a gas supplier because it does not sell the gas commodity. It transports and delivers gas through its network from the point of receipt into the system through transmission pipelines and local distribution mains to the retail customer's gas meter. Section 33 does not require that a foreign gas utility engage in the sale of gas to qualify as a FUCO. It is sufficient that the foreign utility merely own or operate facilities used for the distribution of gas at retail.

          This interpretation is consistent with the Commission's view of gas utility companies in other contexts. For example, under Rule 58, an energy marketer or broker that sells gas to retail consumers is not a gas utility if it neither owns nor operates gas distribution facilities.\11 The unbundling of the gas supply function from the delivery function is not only a U.K. practice. In Georgia, for example, gas utility services also are provided in this manner. Atlanta Gas Light Company ("AGLC"), a public utility subsidiary of registered holding company AGL Resources, Inc., delivers gas to residential and commercial customers on behalf of gas marketers and wholesalers authorized to market gas in the state. AGLC, however, does not sell gas.\12


----------------------
11/ Exemption of Acquisition By Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Activities; Exemption of Capital Contributions and Advances to Such Companies, Holding Co. Act Release No. 26667 (February 14, 1997) ("Rule 58 Adopting Release") citing, Eastern Utilities Assocs., Holding Co. Act Release No. 26519 (May 23, 1996) (authorizing retail sales of electric power pursuant to pilot programs in New Hampshire and Massachusetts); SEI Holdings, Inc., Holding Co. Act Release No. 26581 (Sept. 26, 1996) (authorizing retail marketing of both electric power and natural gas on a nationwide basis); and Consolidated Natural Gas Co., Holding Co. Act Release No. 26512 (Apr. 30, 1996) (authorizing a gas registered holding company to acquire an interest in a partnership formed to engage in the wholesale brokering and marketing of natural gas, electricity and other fuels).

12/ AGL Resources, Inc., Holding Co. Act Release No. 27243 (October 5, 2000).

Source of Income

          Under Section 33, a FUCO may not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the U.S. Lattice does not directly or indirectly derive any of its income from the generation, transmission or distribution of electricity for sale, or retail gas distribution, within the U.S. As demonstrated in the segment information tables above, Transco's utility operations in Great Britain provide the substantial majority of Lattice's income. The non-utility businesses conducted by Lattice also are focused in Great Britain. A notable exception is Advantica, which derives a small amount of revenues ($22 million during the year ended December 31, 2001) from energy consulting activities in the U.S. Utility Operations in the U.S.

          Section 33 provides that neither a FUCO nor any of its subsidiaries may be a public utility company operating in the U.S. A public utility company, as defined in Section 2(a) of the Act is, in pertinent part, a company that owns or operates facilities used for the generation, transmission or distribution of electric energy for sale, or facilities used for the distribution at retail of natural or manufactured gas for heat, light or power. Lattice owns no such facilities directly. Its only public utility company subsidiary is Transco and, as stated above, Transco's public utility facilities and operations are located outside the U.S.

          National Grid is a holding company for U.S. utility companies, foreign utility companies and other U.S. and non-U.S. non-utility operations. In connection with National Grid's acquisition of New England Electric System ("NEES"), National Grid adopted a corporate structure that separated its U.S. utility operations from its foreign utility and other non-U.S. operations.\13 This corporate structure was maintained when National Grid acquired Niagara Mohawk Holdings, Inc. on January 31, 2002.

          National Grid's U.S. utility operations are organized under a chain of intermediate holding companies ("Intermediate Holding Companies") established in the


----------------------
13/ The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15,
2000) ("NEES Acquisition Order").

U.K. and the U.S. The chain is headed by National Grid's wholly-owned direct subsidiary, National Grid (US) Holdings Limited, and ends with National Grid USA. This chain of companies will be unaffected by the Merger.

          National Grid's foreign utility companies and other non-U.S. operations are held under National Grid's wholly-owned direct subsidiary, National Grid Holdings One plc and its subsidiary National Grid Holdings Limited, a FUCO under the Act.\14

          This corporate structure reflects the intention to develop the two business areas generally in a financially independent manner. It allows National Grid the flexibility to finance its combined FUCO activities at the National Grid Holdings One plc level, if desirable. It facilitates compliance under the Act and the regulation of financing and other transactions between the Intermediate Holding Companies and National Grid Holdings One plc and its subsidiaries. It also simplifies transactions among companies in the combined FUCO group. Finally, it simplifies accounting and reporting. Consistent with this structure, it is proposed that after the Merger, National Grid may transfer Lattice to the FUCO group under National Grid Holdings One plc. The transfer could be effected in exchange for shares issued by National Grid Holdings One plc or the consideration could be left outstanding as an interest bearing intercompany debt with a principal amount valued at market value. If the transfer is effected in exchange for intercompany debt, it may be necessary to review the debt/equity position of National Grid Holdings One plc after the transfer and, in the light of that review, to capitalize some of the debt.\15

Notice on Form U-57

          Lattice has informed National Grid that it will file Form U-57 with the Commission to claim FUCO status before the Merger is consummated.

Nonutility Subsidiaries

          Particularly after giving effect to the sale of The Leasing Group, the sale or closure of 186k and the merger or operational combination of SST with GridCom,


----------------------
14/ See note 7, supra.

15/ The Merger will be effected through a Scheme of Arrangement that is discussed further in Item 1.C. The acquisition of Lattice in the Merger and the subsequent possible transfer of Lattice to National Grid Holdings One plc is an exempt transaction under Section 33(c)(1) of the Act.

Lattice's subsidiaries clearly would be engaged in utility and energy-related non-utility businesses of the type that should be considered to have an "appropriate relationship to the activities described in Section 33(a)(3)" of the Act.\16 In the Commission's recent order authorizing E.ON AG to acquire Powergen plc, the Commission found retention of the water utility operations conducted by E.ON AG's FUCO, E.ON Energie AG, permissible based on the common historical background of the combined municipal electric, gas and water operations acquired and/or operated by the FUCO, the integration of utility services and the related cost savings attributable to combined operations, and the interests held by other unaffiliated shareholders in the municipal utilities held by the FUCO that could prevent the separation of the water utility business from the electric and gas utility business.\17 Lattice's non-utility businesses are all logical outgrowths of its gas utility business, such as Lattice Property which cleans and sells surplus former utility properties. In addition, others such as Eastlands, the pension and payroll administrator, also have a significant historical connection to Lattice's former associate company BG plc. Foreign utility companies often do not exist as pure electric and gas companies, but may instead be an integrated part of other historically connected businesses. For this reason, the FUCO exemption in Section 33 of the Act does not require a FUCO to be exclusively engaged in electric and/or gas utility activities. Based on the "appropriate relationship" of Lattice's non-utility businesses to its predominant utility business Transco, Lattice's exemption under Section 33 does not raise an issue with respect to whether certain nonutility businesses may or may not be retainable by a FUCO.\18

          Under Section 33(a)(1) of the Act, a FUCO is generally exempt from all the provisions of the Act and is not considered a public utility company under the Act. Accordingly, Lattice and its subsidiaries will not be public utility subsidiaries in the National Grid system after the Merger for purposes of Sections 9 and 10 of the Act and prior approval of the Merger under Section 10 of the Act is not required.


----------------------
16/ E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002), at 25 (discussing the standard for determining whether a FUCO may engage in certain nonutility businesses).

17/ Id. at 25-28.

18/ See also, Foreign Utility Companies, Holding Co. Act Release No. 27342 (January 31, 2001) (proposing for comment rules 55 and 56 regarding investments in FUCOs and suggesting that the Commission should establish standards for the type of businesses in which a FUCO could engage).

     C.   The Merger

          The Merger will create a leading international energy delivery company with the critical mass and financial strength to capitalize on growth opportunities. It will bring together two groups with proven track records of operating complex energy networks safely and reliably within incentive based regulatory environments. The Merger will:

o Allow Grid Transco to use its complementary skills to maximize the creation of shareholder value from existing assets in the U.K. and U.S. through enhanced operating performance and the sharing of best practices;

o Offer an enhanced operational and financial platform for future growth in liberalizing energy markets;

o Generate pre-tax financial benefits that are expected to reach an annualized rate of at least(pound)100 million ($144 million) by the end of the first full financial year following completion of the Merger. These financial benefits are expected to arise principally from the elimination of duplicate head office costs and other central cost savings and from combining the support services provided to the U.K. regulated electricity and gas businesses;

o Generate further savings from the progressive combination of certain activities of the two U.K. transmission businesses, further sharing of best practice and further financial synergies;

o Create a combined group with significant balance sheet strength and strong operational cash flows. The merged group will seek to maintain a single A credit rating;

o Enhance earnings per share (pre-exceptional items) in the first full financial year following completion of the Merger; and

o Bring together the complementary mobile tower portfolios of the two groups to create the third largest independent tower business in the U.K. capable of providing broader coverage to mobile operators and well positioned to exploit growth opportunities.

          The Board of Directors of Grid Transco will be drawn from the Boards of National Grid and Lattice. Sir John Parker will be Non-Executive Chairman, James Ross will be Non-Executive Deputy Chairman. Roger Urwin will be Group Chief Executive and Steve Lucas will be Group Finance Director. The remaining executive directors, drawn from National Grid and Lattice, will be Edward Astle, Steve Holliday, Colin Matthews, Rick Sergel and John Wybrew. An additional six non-executive directors have been selected equally from the Boards of National Grid and Lattice. John Grant, Bonnie Hill and Paul Joskow, currently non-executive directors of National Grid, and Kenneth Harvey, Stephen Pettit and George Rose, currently non-executive directors of Lattice, will be non-executive directors of Grid Transco following completion of the Merger.

          The terms of the Merger are based on the relative equity market capitalization values of the two companies immediately prior to announcement of the Merger. The Merger is intended to be implemented by way of a Scheme of Arrangement ("Scheme"), pursuant to Section 425 of the Companies Act 1985 (U.K.). Under the Scheme, conditional on the Merger becoming effective, Lattice's currently issued ordinary share capital will be cancelled and reissued to National Grid. National Grid will therefore become the listed holding company of the merged group and retain its listings on the London and New York stock exchanges. Further, National Grid will change its name to National Grid Transco plc ("Grid Transco") and issue new Grid Transco shares to Lattice shareholders on the basis of 0.375 new Grid Transco shares for each Lattice share held at the relevant record date.\19 The capital paid up on the special share in Lattice will be repaid, and the special share will be cancelled. The special share in National Grid will be returned, and the rights of it will be amended, principally to reflect National Grid's ownership of Transco. Upon completion of the Merger, former National Grid shareholders will hold approximately 57.3 per cent and former Lattice shareholders will hold approximately 42.7 per cent of the issued share capital of Grid Transco. The


----------------------
19/ Fractional entitlements to Grid Transco shares will not be issued to Lattice shareholders but will be aggregated and sold for the benefit of the relevant Lattice shareholder.

holdings and rights of holders of existing National Grid shares and of National Grid ADSs will not be affected by the Merger. However, following the issuance of the new shares, their holdings as a percentage of issued share capital will decrease. Grid Transco will have a combined market capitalization of approximately $21.4 billion (based on the London Stock Exchange closing market prices for the two companies as of April 19, 2002).\20

          To implement the Scheme, Lattice made an application to the High Court of Justice of England and Wales (the "High Court") on June 11, 2002 for the High Court to summon a shareholders' meeting. Lattice's shareholders will vote on the Scheme at two meetings which will be held on the same day at a single location. The High Court granted Lattice's application and ordered the first meeting, (the "Court Meeting"). For the Scheme to become effective, the Scheme must receive at the Court Meeting the affirmative vote representing a simple majority in number of those Lattice shareholders present and voting (either in person or by proxy) and also represent not less than 75% of the value of Lattice shares held by such Lattice shareholders who vote at the meeting (either in person or by proxy). At the second meeting, an Extraordinary General Meeting of Lattice, the shareholders must pass a special resolution approving the implementation of the Scheme. To pass this resolution, not less than 75% of the votes cast by Lattice shareholders must be in favor of the resolution. At the Court Meeting and the Extraordinary General Meeting held on July 15, 2002, the Lattice shareholders approved the Scheme.

          There will now be a further later hearing before the High Court to sanction the Scheme. All Lattice shareholders are eligible to attend this hearing and express their views on the Scheme. The Scheme is effective once the High Court order sanctioning the


----------------------
20/ The calculation of the total market capitalization as of April 19, 2002, is shown below:

-------------------- ------------------- ------------------- ------------------------------------------
  As of April 19,     Closing Price Per   Shares Outstanding             Market Capitalization
       2002            Share (pence)
-------------------- ------------------- ------------------- --------------------- --------------------
(pound)1=$1.44712                                                     (pound)                 $
-------------------- ------------------- ------------------- --------------------- --------------------
National Grid                    490.00       1,776,636,707         8,705,519,864       12,597,931,906
-------------------- ------------------- ------------------- --------------------- --------------------
Lattice                          172.75       3,528,149,704         6,094,878,613        8,820,020,739
-------------------- ------------------- ------------------- --------------------- --------------------
Total                                                              14,800,398,477       21,417,952,645
-------------------- ------------------- ------------------- --------------------- --------------------

Scheme has been delivered by Lattice to the Registrar of Companies in England and Wales and such court order has been registered by the Registrar of Companies. The High Court will sanction the Scheme once it is satisfied that the conditions to the Scheme have been satisfied. Once the Scheme becomes effective, its terms will be binding on all Lattice shareholders whether or not they voted in favor of the Scheme.

          The Merger, as implemented through the Scheme, also requires approval by an ordinary resolution of National Grid shareholders to be proposed at the National Grid Extraordinary General Meeting.\21 Ordinary resolutions are passed if more than fifty percent of the votes cast are in favor. Special resolutions to change the name of National Grid and to alter its articles of association,\22 conditioned on the Scheme becoming effective, will also be proposed at the Extraordinary General Meeting. Special resolutions are passed if not less than 75% of the votes cast are in favor of the resolution. National Grid shareholders passed all resolutions noted above at the Extraordinary General Meeting held on July 23, 2002.

          The Merger is subject to a number of conditions, including regulatory consents and approvals in the U.K. and the authorization of the financing of the Merger by the Securities and Exchange Commission pursuant to this Application, and the approval of the shareholders of both National Grid and Lattice. The Merger is subject to the condition that the U.K. Office of Fair Trading indicating in terms satisfactory to both National Grid and Lattice acting reasonably, that it is not the intention of the Secretary of State for Trade and Industry\23 to refer the Merger or any matter arising therefrom or related thereto to the U.K. Competition Commission. On July 2, 2002, the Secretary of State announced her decision not to refer the Merger to the U.K. Competition Commission. In addition, the Merger is subject to the condition that each of the Authority and the Secretary of State for Trade and Industry indicating that they will not


----------------------
21/ A declaration seeking authorization to solicit proxies from National Grid's shareholders in connection with the Merger approval was filed with the Commission on May 15, 2002 (SEC File No. 70-10066) and authorized in National Grid Group plc, Holding Co. Act Release No. 27538 (June 12, 2002).

22/ To implement the Merger, the articles of association of National Grid will need to be amended to change the rights of the Secretary of State under the special share in National Grid, principally to reflect National Grid's ownership of Transco.

23/ The Secretary of State for Trade and Industry is the special shareholder of Lattice and National Grid.

seek modifications to any licenses held by National Grid or Lattice or their subsidiaries under the Electricity Act 1989 or the Gas Act 1986 and subsequent legislation, including the Utilities Act 2000 except, in each case, on terms acceptable to both National Grid and Lattice acting reasonably; that they will not seek undertakings or assurances from members of the National Grid or Lattice groups except, in each case, on terms acceptable to National Grid and Lattice acting reasonably; and that in connection with the Merger, they will give such consents and/or directions (if any) and/or seek or agree to such modifications (if any) as are, in the reasonable opinion of National Grid or Lattice, necessary in connection with such licenses.

          The Board of National Grid, which has been advised by N M Rothschild & Sons Limited ("Rothschild"), considers the terms of the Merger to be fair and reasonable to National Grid. In providing its advice, Rothschild has taken into account the National Grid Board's commercial assessments. The National Grid Board considers the Merger to be in the best interests of National Grid's shareholders as a whole and has unanimously recommended that National Grid shareholders vote in favor of the resolution proposed at the National Grid Extraordinary General Meeting to approve the Merger.

          The Lattice Board, which has been so advised by J.P. Morgan plc, a subsidiary of J.P. Morgan Chase & Co. Inc. ("JP Morgan"), and Cazenove & Co. Ltd ("Cazenove"), considers the terms of the Merger to be fair and reasonable to Lattice. In providing advice to the Lattice Board, JP Morgan and Cazenove have taken into account the Lattice Board's commercial assessments. The Lattice Board considers the Merger to be in the best interests of Lattice shareholders as a whole and has unanimously recommended that Lattice shareholders vote in favor of the resolutions relating to the Merger proposed at the Lattice Court Meeting and the Lattice Extraordinary General Meeting.

          Standard & Poor's affirmed its single "A" long-term and its "A-1" short-term corporate credit ratings on National Grid and its subsidiaries following the announcement of the Merger. Moody's Investors Service has placed National Grid's "A2" long-term issuer and "Prime-1" commercial paper ratings under review for possible downgrade.\24 Moody's affirmed the ratings of National Grid's U.S. subsidiaries.


----------------------
24/ Moody's Places the Ratings of The National Grid UK Group of Companies and Transco plc and Transco Holdings plc Under Review for Possible Downgrade Following the Merger Announcement Between The National Grid and Lattice, April 22, 2002, available at www.moodys.com.

          As noted above, Grid Transco will seek to maintain a single A credit rating.\25 Grid Transco post-Merger will be well capitalized and financially sound. As demonstrated in the pro forma capitalization table provided below, Grid Transco will have a ratio of common stock equity to total capitalization of 40.4% on a U.S. GAAP basis.


----------------------
25/ Investment grade long-term debt is denoted by the Standard & Poor's ratings of AAA, AA, A and BBB. The ratings may be modified by a plus (+) or minus (-) to show relative standing within the rating categories. Moody's ratings of Aaa, Aa, A and Baa denote investment grade long-term debt. Moody's applies numerical clarifiers (1, 2 and 3) to denote relative ranking within a generic rating category. Standard & Poor's short-term debt ratings range from A-1 for the highest quality obligations to D for the lowest. Categories A-1 to A-3 are investment grade. The A-1 rating may also be modified by a plus sign to distinguish the strongest credits in that category. Moody's short-term issuer ratings are Prime-1, Prime-2 and Prime-3, all of which are investment grade. Fitch IBCA's ratings of AAA - BBB are denoted investment grade categories. A plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories.

------------------------------------------------------------------------------------------------------------
                                                            Acquisition      Consol.
 As of March               NGG                Lattice           cost       adjusts\26  Pro Forma    Combined
   31, 2002    ---------------------------------------------------------------------------------------------
 (U.S. GAAP)        $m          %         $m          %          $m           $m          $m            %
------------------------------------------------------------------------------------------------------------
Short-term          1,654       9.8%        893       7.8%                                2,547        7.3%
Debt
---------------
Long-term debt      9,710      57.7%      8,494      73.8%                               18,204       52.0%
---------------
Preferred
Stock                 112       0.7%          -       0.0%                                  112        0.3%
---------------
Minority               27       0.2%          6       0.1%                                   33        0.1%
Interest
---------------
Common Equity       5,338      31.7%      2,121      18.4%      8,800       (2,121)      14,138       40.4%
------------------------------------------------------------------------------------------------------------
Total              16,840     100.0%     11,514     100.0%      8,800       (2,121)      35,033      100.0%
------------------------------------------------------------------------------------------------------------

          Other key pro forma balance sheet and income statement information is provided on a U.S. GAAP basis in the table below.

----------------------------------------------------------------------------------------------------
As of and for the 12 Months Ended      National Grid       Lattice            Pro Forma Combined
March 31, 2002                                                                 Grid Transco
(U.S. GAAP)
------------------------------------ ---------------------------------------------------------------
                                                               ($ millions)
------------------------------------ ---------------------------------------------------------------
Total assets                                 24,914            17,306                        42,220
------------------------------------ --------------- ----------------- -----------------------------
Net utility assets                           11,968            15,154                        27,122
------------------------------------ --------------- ----------------- -----------------------------
Operating revenues                            6,243             4,462                        10,705
------------------------------------ --------------- ----------------- -----------------------------
Net income                                     (232)              554                           322
------------------------------------ --------------- ----------------- -----------------------------

     D.   Request for Financing Authorization

          1.    National Grid's Current Financing Authorization

          The National Grid system received comprehensive financing and affiliate transactions authorization in connection with the Commission's order approving


----------------------
26/ A fair value study will be conducted following the merger to allocate the purchase consideration among the assets in the Lattice group of companies. The consolidated adjustments in this table do not reflect any adjustments that may be made as a consequence of the fair value study.

the acquisition of NEES.\27 More recently, in connection with National Grid's acquisition of Niagara Mohawk Holdings, Inc., its financing authority was amended and supplemented.\28 In particular, the January 2002 Order authorized National Grid to issue and sell equity and debt securities in an amount aggregating not more than $6 billion at any one time outstanding through September 30, 2004. Such securities could include, but would not necessarily be limited to, ordinary shares, preferred shares, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options.

          The January 2002 Order provided that the various securities to be issued would be limited as follows, but would not in the aggregate exceed the $6 billion aggregate limit:

---------------------------------------- --------------------------------------
               Security                               $ billions
---------------------------------------- --------------------------------------
Equity, including options and warrants                     4.5
---------------------------------------- --------------------------------------
Debt                                                       5.0
---------------------------------------- --------------------------------------

In addition, National Grid was authorized to enter into guarantees in an aggregate amount not to exceed $2 billion. Under the order, National Grid system financings are subject to several additional conditions repeated below which this Application does not propose to change. These conditions would also apply to the increased financing authorization sought in this Application. The terms of all debt and equity securities authorized in this Application will be the same as the terms authorized by the Commission in the NEES Acquisition Order, as amended by the January 2002 Order. In particular,

     1. Any long-term debt or preferred stock issued by National Grid in a public offering will, when issued, be rated investment grade by a nationally recognized statistical rating organization;

     2. National Grid will maintain common stock equity\29 as a percentage of total capitalization,\30 measured on a book value U.S. GAAP basis, of at least 30% or above;

----------------------
27/ NEES Acquisition Order.

28/ See January 2002 Order.

29/ Common stock equity would include common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.

30/ Applicants would calculate the common stock equity to total capitalization ratio as follows: common stock equity (as defined in the immediately preceding footnote)/(common stock equity + preferred stock + gross debt). Gross debt is the sum of long-term debt, short-term debt and current maturities.

     3. National Grid USA, on a consolidated basis, and National Grid USA's electric utility subsidiaries, on an individual basis [except certain subsidiaries noted in the January 2002 Order], would maintain common stock equity of at least 30% of total capitalization. In addition, if such companies issue long-term debt or preferred stock in a public offering subject to Commission authorization such securities would, when issued, be rated investment grade by a nationally recognized statistical rating organization;

     4. The cost of money on National Grid's debt or preferred stock financings would not exceed the cost of comparable term U.S. treasury securities or government benchmark for the currency concerned plus the margin demanded in the financial markets in a competitive offering by an issuer of such securities with National Grid's credit rating;

     5. For Utility Subsidiaries requesting authority to issue debt (Niagara Mohawk, Mass. Electric, Nantucket, Narragansett, NEPCO and Mass Hydro), the cost of money on debt securities issued to third parties would not exceed the cost of comparable term U.S. treasury securities or government benchmark for the currency concerned plus the margin demanded in the financial markets in a competitive offering by an issuer of such securities with the respective Utility Subsidiary's credit rating;

     6. The cost of money on National Grid USA's debt or preferred stock financings would not exceed the cost of comparable term U.S. treasury securities or government benchmark for the currency concerned plus the margin demanded in the financial markets in a competitive offering by an issuer of such securities with National Grid USA's credit rating; and

     7. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security would not exceed 5% of the principal or total amount of the security being issued.

          2.   Proposed New Financing Authorization

          National Grid requests authorization under Sections 6 and 7 of the Act and Rule 53(c) to finance the Merger and the Grid Transco system after the Merger. National Grid seeks an increase in the aggregate amount that it may invest in FUCOs and a corresponding increase in National Grid's authorization to issue and sell securities to finance such FUCO investments. In the January 2002 Order the Commission authorized National Grid to invest up to $5.406 billion in FUCOs. As of March 31, 2002, National Grid had an aggregate investment, as defined in Rule 53, in FUCOs of approximately $3.104 billion. National Grid's current unused FUCO investment authority is $2.302 billion.

          The Merger will result in the issuance of Grid Transco shares of approximately $9.4 billion and an increase in National Grid's aggregate FUCO investment of the same amount. Consequently, National Grid's aggregate post-Merger FUCO investment would be approximately $12.5 billion. Given this level of investment and National Grid's desire to maintain the flexibility to make subsequent FUCO investments, National Grid seeks authorization to issue and sell equity and debt securities and to enter into guarantees up to an aggregate limit of $20 billion through September 30, 2004. The proceeds of such financings could support investments of up to $20 billion in FUCOs.

          National Grid proposes that the various securities to be issued would be limited as follows, but would not in the aggregate exceed the $20 billion aggregate limit throughout the September 30, 2004 authorization period:


----------------------------------------- --------------------------------------
               Security                               $ billions
----------------------------------------- --------------------------------------
Equity, including options and warrants\31                 18.0
----------------------------------------- --------------------------------------
Debt                                                      12.0
----------------------------------------- --------------------------------------
Guarantees                                                 6.0
----------------------------------------- --------------------------------------

          We note that the supplemental financing authorization proposed in this Application is intended solely to finance the Merger and the resulting Grid Transco holding company group. If the Merger is not consummated, the Commission's authorization of the Application would automatically cease to be of any effect and


----------------------
31/ National Grid currently has outstanding (pound)464 million ($671 million) of 4.25% exchangeable bonds that mature in 2008. The bonds are exchangeable on or prior to February 8, 2008, at the option of the holder, into common stock of National Grid. Should bondholders exchange their bonds prior to maturity, National Grid may issue up to 110 million additional shares of common stock not included in the equity and aggregate limits.

National Grid would continue to finance its operations and investments under its prior authorizations.

          3.    The FUCO Financing Request In Particular Background

          National Grid may use the proceeds of the financings proposed in this Application, in part, for investments in FUCOs, i.e., the Merger and any subsequent FUCO investments. Under Rule 53, in determining whether to approve the issue or sale of a security by National Grid to finance a FUCO investment, the Commission must consider the circumstances surrounding the proposed issuance and, if the issuance cannot qualify for the safe harbor in Rule 53(a), the applicant must demonstrate under Rule 53(c) that the proposed FUCO financing will not have an adverse impact on the financial integrity of the registered holding company system, any utility subsidiary, its customers or on the ability of state commissions to protect such subsidiary or customers.

          National Grid's aggregate investment, as defined in Rule 53(a), in FUCOs as of March 31, 2002, was $3.104 billion.\32 National Grid has no EWG investments. As of March 31, 2002, National Grid's consolidated retained earnings calculated in accordance with U.S. GAAP was $2.976 billion. Consequently, National Grid's aggregate investment in FUCOs as a percentage of its consolidated retained earnings was 104% as of March 31, 2002. In the January 2002 Order National Grid was authorized to issue and sell securities for the purpose of financing investments in FUCOs in an amount up to $5.406 billion. National Grid now proposes to increase the authorized financing amount to $20 billion.

          The proposed issuance of securities for the purpose of financing additional FUCO investments does not qualify for the safe harbor in Rule 53(a) because National Grid's aggregate FUCO investment exceeds 50% of its consolidated retained earnings. In addition, as provided in Rule 53(b)(3), relief under Rule 53(a) is not available because


----------------------
32/ Aggregate investment is defined in Rule 53 under the Act to include all amounts invested, or committed to be invested, in EWGs and FUCOs, for which there is recourse, directly or indirectly to National Grid. This limit is applied on a net basis and to the extent National Grid's previous investments or guarantees have been repaid or have expired, those investments are netted from the total aggregate investment.

write-downs of $1,140.9 million associated with National Grid's telecommunications investments, held indirectly by National Grid's FUCO, National Grid Holdings Limited, contributed to reported operating losses of $186.3 million for National Grid on a consolidated basis in the fiscal year ended March 31, 2002. Because such operating losses exceed 5% of National Grid's consolidated retained earnings for the year (5% of $2.976 billion is $148.8 million), the threshold in Rule 53(b)(3) is triggered.

          In its application on Form U-1 in SEC File No. 70-9849, National Grid undertook "to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) occurs during the Authorization Period." National Grid's current Application for additional FUCO financing authorization addresses these events fully and, accordingly, National Grid requests that the Commission consider this filing as satisfying the undertaking made in File No. 70-9849.

The Impact of the Proposed FUCO Financing on National Grid's Financial Integrity

          The requirements of Rule 53(c) are currently satisfied by National Grid and will continue to be satisfied post-Merger. First, as provided in Rule 53(c)(1), the issuance and sale of securities by National Grid to finance FUCO investments "will not have a substantial adverse impact upon the financial integrity of the registered holding company system." National Grid's capitalization is currently sound and should continue to be sound post-Merger. Its ratio of 31.7% equity to total capitalization is in compliance with the conditions set forth in the January 2002 Order. Post-Merger, the pro forma capitalization table indicates that Grid Transco will have a very conservative 40.4% ratio of equity to total capitalization. National Grid's consolidated capitalization (on a U.S. GAAP basis) over the recent past is shown in the table below.


------------------------- --------------------------- ----------------------- ------------------------------
     National Grid              March 31, 2000            March 31, 2001             March 31, 2002
         As at:
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------
                             ($ mm)          (%)        ($ mm)       (%)          ($ mm)           (%)
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------
Debt, preferred stock             6,120          62%       5,955         59%           11,502         68.3%
and minority interests
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------
Common stock equity               3,753          38%       4,146         41%            5,338         31.7%
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------
Total                             9,873         100%      10,101        100%           16,840        100.0%
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------

          Assuming the completion of the Merger, Grid Transco's FUCO investment of $12.5 billion on a pro forma basis as of March 31, 2002 would be the following percentages of capitalization, net utility plant, assets and market capitalization. The percentages assuming the full utilization of the requested $20 billion authorization are also provided in the table below.

----------------------------------- ------------ ------------------------------ -----------------------------
Grid Transco Pro Forma as of        $ Billions   $12.5 Billion FUCO             $20 Billion FUCO Investment
March 31, 2002                                   Investment Percentage          Percentage
----------------------------------- ------------ ------------------------------ -----------------------------
Consolidated capitalization         35.0         35.7%                          57.1%
----------------------------------- ------------ ------------------------------ -----------------------------
Net utility plant                   27.1         46.1%                          73.8%
----------------------------------- ------------ ------------------------------ -----------------------------
Total consolidated assets           42.2         29.6%                          47.4%
----------------------------------- ------------ ------------------------------ -----------------------------
Market capitalization (as of        21.4         58.4%                          93.5%
April 19, 2002)
----------------------------------- ------------ ------------------------------ -----------------------------

These percentages are lower than percentages found in the Commission's order in E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002), where an authorized EWG and FUCO investment limit of $65 billion represented 114% of consolidated capitalization, 63% of total consolidated assets and 182% of market capitalization.

          National Grid's financial integrity and the soundness of its capital structure is further demonstrated by its high credit rating and National Grid's sound management and investment practices. National Grid is currently rated A2 by Moody's and it expects to have a post-Merger investment grade long-term debt credit rating that remains in the single A band. A review of basic financial measures over time also indicates National Grid's record of financial stability; a product of its sound management. National Grid's equity market value to book value ratios and stock price to earnings ratios over recent years are provided below:

-------------------------------------------------------------------------------------------------------
                                         Market to Book Value
----------------------------------- ---------------- ----------------- -------------- -----------------
As at:                               Mar. 31, 1999    Mar. 31, 2000    Mar. 31, 2001    Mar. 31, 2002
----------------------------------- ---------------- ----------------- -------------- -----------------
                                          $mm              $mm              $mm              $mm
----------------------------------- ---------------- ----------------- -------------- -----------------
Market value of equity                       11,084            13,611         11,468            11,689
----------------------------------- ---------------- ----------------- -------------- -----------------
Book value of equity (under U.S.              2,416             3,753          4,146             5,338
GAAP)
----------------------------------- ---------------- ----------------- -------------- -----------------
Ratio of market to book value                  4.6x              3.6x           2.8x              2.2x
(times)
----------------------------------- ---------------- ----------------- -------------- -----------------


-------------------------------------------------------------------------------------------------------
                                         Price/Earnings Ratios
----------------------------- ----------------- ------------------ ----------------- ------------------
12 months ended:               Mar. 31, 1999      Mar. 31, 2000     Mar. 31, 2001      Mar. 31, 2002
----------------------------- ----------------- ------------------ ----------------- ------------------
                                     $                  $                 $                  $
----------------------------- ----------------- ------------------ ----------------- ------------------
Basic earnings per share
(U.S. GAAP)\33                            1.13               1.10              0.78            (0.15)*
----------------------------- ----------------- ------------------ ----------------- ------------------
Ratio of price to earnings
                                          6.6x               8.4x              9.9x             -43.3x
----------------------------- ----------------- ------------------ ----------------- ------------------

(*) The full write down and provision for all expected related liabilities for telecoms investments in Latin America, Energis and Energis Polska and a non-cash charge to reflect the impact in Argentina of the devaluation of the peso were exceptional items contributing to the loss in the 12 months ended March 31, 2002. Before exceptional items and goodwill amortization, earnings per share increased by 61% over the prior 12 month period.

          The growth in National Grid's consolidated common stock equity is shown below:


----------------------
33/ Unadjusted for the net income arising on the sale of Energis shares in the year ended March 31, 1999 of $1,149.8 million. Unadjusted for the net income arising on the reduction in National Grid's interest in Energis in the year ended March 31, 1998 of $184.5 million.

--------------------- ----------- ----------- ----------- ----------- ----------- -----------
As at:                  Mar. 31,    Mar. 31,    Mar. 31,    Mar. 31,    Mar. 31,    Mar. 31,
                          1997        1998        1999        2000        2001        2002
--------------------- ----------- ----------- ----------- ----------- ----------- -----------
                           $mm         $mm         $mm         $mm         $mm          $mm
--------------------- ----------- ----------- ----------- ----------- ----------- -----------
Capital stock                283        286          287         280         248         252
--------------------- ----------- ----------- ----------- ----------- ----------- -----------
Capital stock                304        384          407         440         393       2,276
premium
--------------------- ----------- ----------- ----------- ----------- ----------- -----------
Treasury stock                 0        (17)         (18)        (26)        (14)        (65)
--------------------- ----------- ----------- ----------- ----------- ----------- -----------
Retained earnings          1,270        443        1,829       3,111       3,589       2,976
--------------------- ----------- ----------- ----------- ----------- ----------- -----------
Shareholder's equity       1,839      1,022        2,416       3,753       4,146       5,338
 -------------------------------------------- ------------ ----------- ----------- ----------
Growth per period             __     (44)%\34        136%         55%         10%         29%
--------------------- -----------------------------------------------------------------------
Growth rate over                                                                         190%
last 5 years
---------------------                                                           -------------
Annualized growth                                                                         24%
rate
----------------------------------------------------------------------------------------------

These tables demonstrate that on a book and market basis National Grid has been soundly capitalized in the past and that it should continue to be financially stable. A review of National Grid's liquidity and capital resources also indicates that the company is financially sound. Net cash inflow from operations was (pound)1,255.4 million ($1,807.8 million) in the fiscal year ended March 31, 2002, compared with (pound)810.6 million ($1,167.3 million) in the prior fiscal year. Cash flow is used to support National Grid's cash obligations such as principal and interest payments on debt and capital expenditures. National Grid's net debt increased from (pound)3,918.2 million ($5,642.2 million) at March 31, 2001 to (pound)8,240.7 ($11,866.6 million) at March 31, 2002, primarily as a result of the acquisition of Niagara Mohawk. Interest cover (the number of times the net interest charge is covered by total operating profit excluding goodwill amortization and exceptional items), which is considered a more relevant indicator of the borrowing capacity of the National Grid group, was 3.0 times (compared with 2.9 times at


----------------------
34/ A special dividend of $1.23 billion was paid during the year ended March 31, 1998, which distorts the historical trend in growth of shareholder's equity.

March 31, 2001 and 8.2 times at March 31, 2000). Capital expenditures of (pound)593.3 million ($854.4 million) for the year ended March 31, 2002, were steady compared to (pound)535.8 million ($771.6 million) for the year ended March 31, 2001. The strong cash flow and interest cover numbers demonstrate National Grid's ability to meet its current and future obligations.

          In contrast, the write downs of the past year represented unique events that principally recognize a change in value of sunk investments as recorded on National Grid's balance sheet.\35 The Latin American telecommunications businesses, Energis and Energis Polska will not adversely affect National Grid's financial condition in the future because they have been written-down fully, including provisions for associated liabilities. The write downs reflect National Grid's conservative view that, based on current economic prospects, the affected businesses are not likely to produce substantial future value. Nevertheless, it is appropriate in this context to recognize that overall National Grid's investments in the telecommunications industry have generated over (pound)1 billion ($1.44 billion) of net value for National Grid shareholders.

          National Grid has re-focused its telecommunications strategy and is in the process of withdrawing from its investments in alternative telecommunications networks. However, National Grid's Directors believe that there remain attractive opportunities to leverage the group's infrastructure skills and assets in the UK and US to provide sites and related infrastructure services to the wireless communications industry. The risk profile of these opportunities is more closely aligned with the group's core businesses. GridCom, for example, uses National Grid's project management skills and electricity infrastructure (i.e., its network of transmission towers across England and Wales) to capitalize on demand for new base station sites by mobile phone operators. This demand is principally driven by the need of second and third-generation operators to install new infrastructure and the sensitivity of the public to new masts. The combination of these factors makes National Grid's transmission network valuable for mobile phone operators.


----------------------
35/ Except for a possible pay-out by National Grid as a guarantor on a bank loan to Energis Polska, all the write-downs are non-cash in nature.

In the US, National Grid is developing the capability to offer similar services, leveraging National Grid USA's infrastructure assets.

          Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, requires an evaluation of the impairment of all assets of a utility that a company plans to write down and take as a loss. Other than the telecommunications interests that were written down as noted above, National Grid currently has no other assets that would need to be written down under SFAS
121. National Grid undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) occurs during the Authorization Period.

National Grid's Core Operations are Strong and its Management is Sound

          National Grid's core UK electricity transmission business and its US electricity and gas business are sound and have performed well over the prior fiscal year. Total operating profit before exceptional costs in the UK for the twelve months ended March 31, 2002 was (pound)544.5 million ($784.1 million), reflecting the strong performance of National Grid's core UK electricity transmission business, and the total operating profit, before exceptional costs and goodwill amortization of National Grid USA (representing the consolidated US utility and nonutility operations) was (pound)378.3 million ($544.8 million). As a whole, National Grid's operating profit, before exceptional items and goodwill amortization, has increased by 18% and earnings per share, before exceptional items and goodwill amortization, increased by 61% over the fiscal year ended March 31, 2001.

          National Grid's successful operation of both UK and US businesses indicates that the company has sound management skills and expertise in the utility industry, whether foreign or domestic. National Grid's core skills are in design, construction, system operation, regulatory management and customer service activities associated with operating complex networks. Its primary focus on regulated electricity networks provides a stable financial base. The proposed merger with Lattice is consistent with National Grid's core competencies and will amplify them in the area of the management and operation of gas utility networks. Like National Grid's US and UK utility businesses, Lattice's core business, Transco, is also a stable regulated business.

          National Grid has put in place a framework to guide its activities both now and following the Merger to ensure that its business is sustainable and managed in a responsible manner. This includes standards of business conduct that encourage open and constructive dialogue with all of National Grid's stakeholders and the maintenance of high standards of integrity and professionalism. The framework consists of three goals, each of which is aligned to the achievement of business objectives:

     o Sustainable growth: National Grid recognizes that for its growth to bring long-term value to shareholders and others, it must be achieved in a responsible manner.

     o Profits with responsibility: National Grid recognizes that for its business to be sustainable, it must be profitable, but increasing profitability at any cost is neither sustainable nor acceptable to society. National Grid must be responsible, therefore, in the way it generates profits.

     o Investing in the future: National Grid recognizes that the physical presence of its lines, poles and pipes links it closely to the communities that it serves and in which it operates. National Grid therefore plays a wider role in society than just the provision of its services. Commercial success will enable National Grid to continue to invest in the future in ways that benefit shareholders, the environment, employees and society, and National Grid's willingness to do so reflects its desire to be a long-term business.

          National Grid's system of corporate governance plays a key role in assuring that its business is conducted appropriately within the framework outlined above and with the additional standards set forth in The Combined Code of Corporate Governance ("Combined Code"). The Combined Code, which is appended to the Listing Rules of the U.K. Listing Authority, sets out Principles of Good Governance and specific provisions relating to governance with which listed companies, including National Grid, are required to comply or to explain the reasons for any areas of non-compliance.

          National Grid has complied with all of the provisions of the Combined Code throughout the year except for that requiring the appointment of a senior non-executive director. National Grid considers that the independent Non-executive Chairman is the appropriate point of contact for shareholders with concerns about the management of the group, and for this reason does not think it necessary to appoint a separate senior non-executive director.

          National Grid has a separate independent Non-executive Chairman. The National Grid Board consists of the Chairman, the Group Chief Executive and also includes five other Executive Directors and five independent Non-executive Directors. The Board meets at least eight times a year, holding additional meetings when necessary. The Board must approve certain decisions such as the start-up of the acquisition of a new company or any activity in a new territory. The Board also monitors environmental and safety matters throughout the group. Board members each receive regular and ad hoc reports about group activities and have the right and duty to make further inquiries if they think it necessary. The reports provided to the Board are described in further detail in National Grid's Annual Report on Form 20-F included as Exhibit E-1 to this Application.

          The Directors are responsible for making sure that the annual report and accounts give a balanced and understandable presentation of the group's position and prospects. The Audit Committee of the Board considers the scope and extent of internal audit and reports annually to the Board on this function. The Audit Committee meets at least four times a year and the Group Chief Executive and Group Finance Director are invited to attend. The Audit Committee has at least one private meeting with the external auditors with management excluded. The Audit Committee also considers the re-appointment of the auditors each year. The Audit Committee has the specific task of keeping under review the nature and extent of non-audit services provided by the external auditors to ensure that a proper balance is maintained between objectivity and value for the money.

          National Grid's system of internal control helps to safeguard shareholders' investment and the group's assets and is designed to manage, rather than to eliminate, material risks to the achievement of business objectives. The Board is responsible for the group's system of internal control and for reviewing its effectiveness, recognizing that any such system can provide only reasonable, and not absolute, assurance against material misstatement or loss. National Grid maintains an ongoing process for identifying, evaluating and managing the significant risks faced by the group. Any material matters arising are reported to the Board.

The New Project Review Process

          National Grid subjects all project proposals, including the proposed Merger with Lattice, to careful and stringent reviews. The general investment review process that will be followed post-Merger is described below.

          Grid Transco's investment review process will include as one of its objectives minimizing the risks associated with FUCO activities. Before Grid Transco or its subsidiaries make any investment in a project, the project will be analyzed in detail, including the specific country risk, where applicable. The project review process will include a series of independent internal reviews, both at the subsidiary and Grid Transco levels.

          In the U.K., the majority of projects by number will relate to NGC's and Transco's utility businesses. Each potential project will be subjected to a series of formal reviews to ensure its financial robustness. The process will begin with a consideration of the group's strategic plans, which will be updated periodically according to Grid Transco's planning cycle. Individual project business plans would be prepared as part of the process of including potential investments in the Group Business Plan. All projects identified as requiring future funding must be included within the planning cycle. This planning procedure will ensure that all capital and non-recurring revenue project expenditures can be justified on business, technical and economic grounds. In addition, project progress will be monitored and subject to normal business control to ensure that approved projects meet their performance targets.

          The project review process would include consideration of business, financial, regulatory, environmental and legal risks. Foreign projects would be subject to an additional level of scrutiny concerning:

          o    the political and economic stability of the particular country;

          o    the host government's commitment to private enterprise;

          o the legal and regulatory framework for private investment in utility facilities;

          o local business support for long-term investment of private capital;

          o    the economic viability of the project;

          o    the environmental impact; and

          o    currency conversion and repatriation of dividends issues.

          Project proposals will be subject to successive stages of review by senior management and directors depending upon Grid Transco's projected financial exposure in a particular project. Generally, the process by which Grid Transco will identify, manage and approve its business development activities, broadly follows the following lines:

          o The production of a Project Evaluation Paper ("PEP"), which covers, in outline form, a description of the opportunity, a brief description of the investment environment, the strategic importance of the investment and future actions. The PEP would be presented to the Group Executive for approval.

          o The production of a Project Development Paper ("PDP"), which identifies the development strategy for the investment and covers, in outline form, market conditions, competitive position and an action plan. The PDP would also be presented to the Group Executive for approval.

          o If an acquisition is contemplated, an Investment Proposal Paper ("IPP") seeking approval for a bid would be prepared. This paper would cover the investment opportunity, a financial appraisal, existing strategy, the transaction, bid details, and planned future actions. The IPP would be used to brief the Grid Transco board to seek their approval of the acquisition.

          Once development of a project is undertaken, milestones would be established to ensure that continuing expenditures produce acceptable results. In addition, project teams would be established to identify the major technical, financial, commercial and legal risks associated with a particular project and risk mitigation strategies. The process would follow the following broad outline:

          o    undertake due diligence;


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          o    prepare valuation;

          o    prepare business plan;

          o    obtain internal approvals;

          o    obtain acquisition financing;

          o    develop corporate and tax structure;

          o    prepare corporate communications plan;

          o    prepare and submit bid/offer; and

          o    prepare post acquisition plan

The final project review process in many cases may be duplicated by lenders that may agree to provide construction or permanent debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the project.

          Grid Transco's system of internal controls will be designed to safeguard shareholders' investment and the group's assets. The process of managing material risks to the achievement of business objectives is an ongoing process that will be conducted at all levels of the group. All parts of the group will be required to capture and report, in a standard format, their key business risks, categorize all risks to highlight the sources of risk, subjectively score risks to reflect both the financial and reputational impact of the risk and the likelihood of its occurrence, and validate and approve the risk report with the participation of local management. Material changes in risks and associated responsive actions will be reported periodically through a network of risk coordinators throughout the group to maintain a current perspective on overall group risks. A risk steering group chaired by the Group General Counsel will provide direction and impetus to the implementation of risk management at all levels of the group, act as a catalyst for change and provide visible senior executive support to the process.

          For all the reasons stated above, the conditions of Rule 53(c)(1) are satisfied.


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National Grid's US Utility Subsidiaries and Customers Would Not Be Adversely
Affected, and State Commission Oversight Would not be Impaired by, the Proposed FUCO Investment

          Under Rule 53(c)(2) National Grid must demonstrate that the proposed use of financing proceeds to invest in FUCOs "will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers." The Commission should conclude that the customers of National Grid's U.S. public utility subsidiary companies will not be adversely impacted by the proposed FUCO investment based on the following:

          (a) All of National Grid's investments in FUCOs will be segregated from the utility subsidiaries. None of the utility subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any FUCO in which National Grid owns any interest. National Grid further commits not to seek recovery in retail rates for any failed investment in, or inadequate returns from, a FUCO investment.

          (b) Investments in FUCOs will not have any negative impact on the ability of the utility subsidiaries to fund operations and growth. The utility subsidiaries will continue to have financial facilities in place or access to National Grid financing facilities that will adequately support their operations.

          (c) National Grid will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the utility subsidiaries' employees in connection with providing services to FUCOs. National Grid's FUCOs have experienced and extensive staff resources. Management and support for FUCO operations will be largely performed by National Grid Holdings One plc and its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged for projects as necessary. National Grid also will comply with Rule 53(a)(4) regarding the provision of EWG and FUCO related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the utility subsidiaries.

          (d) In connection with the increased FUCO investment level authorized in the January 2002 Order, the Commission obtained statements from the state commissions


                                       46
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to support its determination under Rule 53(c). In particular, the NYPSC, RIPUC,
MDTE, Connecticut Department of Public Utility Control, and the VPSB assured the Commission that they have sufficient authority and resources to protect their ratepayers from any adverse impacts arising out of National Grid's proposed increased level of investment. The NHPUC provided assurance, but noted National Grid's representations that it does not intend to invest in EWGs. Consequently, the Commission reserved jurisdiction over the issuance and sale of securities for the purposes of financing investments in EWGs, pending completion of the record. As noted previously, National Grid has no EWG investments and does not seek EWG investment authorization in this Application. National Grid requests that the Commission continue to reserve jurisdiction over the issuance and sale of securities for the purposes of financing investments in EWGs pending completion of the record.

          National Grid no longer has operations in Connecticut and is not subject to the jurisdiction of the Connecticut Department of Public Utility Control. If the Commission deems that new certifications are required, it should solicit the NYPSC, RIPUC, MDTE, VPSB and the NHPUC.

          (e) In addition, National Grid will provide the information required by Form 20-F to permit the Commission to monitor the effect of National Grid's FUCO investments on National Grid's financial condition.

          Consequently, the conditions of Rule 53(c)(2) are satisfied.


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Item 2.  Fees, Commissions and Expenses

          National Grid expects to pay or incur approximately $ * million in aggregate fees, commissions and expenses, directly or indirectly, in connection with the Merger. The estimated fees, commissions and expenses are set forth below by category.

                  Category of Fee or Expense                 $ millions

          Financial advisors

          Legal advisors

          Other advisors and consultants

          Accountants

          Miscellaneous costs

          Total (*) To be provided by amendment.

Item 3.  Applicable Statutory Provisions

          The proposed transactions are subject to Sections 6(a) and 7 of the Act and Rule 53 thereunder.


Item 4.  Regulatory Approvals

         A.  State and Federal Regulation

          Other than the financing approval required from this Commission, the Merger and the financing transactions proposed herein do not require the approval of any federal or state regulatory body.

         B.  European Regulation

          Under the U.K. Fair Trading Act 1973, the Secretary of State for Trade and Industry must decide whether to refer the Merger or any matter arising therefrom or related thereto to the U.K. Competition Commission. On July 2, 2002, the Secretary of State announced her decision not to refer the Merger to the U.K. Competition commission. This is the only European regulatory action required before the Merger may be completed.

          The Merger is subject to the condition that each of the Authority and the Secretary of State for Trade and Industry indicating that they will not seek modifications to any licenses held by National Grid or Lattice or their subsidiaries under the Electricity Act 1989 or the Gas Act 1986 and subsequent legislation, including the Utilities Act 2000 except, in each case, on terms acceptable to both National Grid and Lattice acting reasonably; that they will not seek undertakings or assurances from members of the National Grid or Lattice groups except, in each case, on terms acceptable to National Grid and Lattice acting reasonably; and that in connection with the Merger, they will give such consents and/or directions (if any) and/or seek or agree to such modifications (if any) as are, in the reasonable opinion of National Grid or Lattice, necessary in connection with such licenses. No affirmative action by the Authority would be required to satisfy this condition and the Merger may proceed to completion as soon as all other regulatory approvals have been received.

Item 5.  Procedure

          National Grid respectfully requests that the Commission issue a notice of the transaction proposed herein forthwith and issue an order granting and permitting this Application to become effective by September 16, 2002.

          Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the Merger and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

Exhibits

A-1   Press Release and Terms of Offer.

B-1   Articles of Association of National Grid Transco plc.**


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

C-1 Corporate Chart of National Grid Transco plc Post-Merger (filed under cover of Form SE).

D-1   Opinion of Counsel of National Grid Group plc.**

D-2   Past tense opinion of counsel.**

E-1 Annual Report on Form 20-F of National Grid Group plc for the Fiscal Year Ended March 31, 2002, incorporated by reference to SEC File No. 001-14958 (filed June 21, 2002).

E-2 Annual Report of Lattice Group plc for the Period Ended March 31, 2002 (filed under cover of Form SE).*

E-3 Annual Report on Form 20-F of Transco plc for the Period Ended March 31, 2002 (filed under cover of Form SE).*

F-1   Form of Notice.


Financial Statements

FS-1 National Grid Group plc Consolidated Balance Sheet and Statement of Income for the Year Ended and as of March 31, 2002, incorporated by reference to Exhibit E-1 hereto.

FS-2 Lattice Group plc Consolidated Balance Sheet and Statement of Income for the Period Ended and as of March 31, 2002, included in Exhibit E-2 hereto.

FS-3 Projected Financial Statements for National Grid Transco plc for the Three Year Period Ended March 31, 2005 (confidential treatment requested).

FS-4 Financial Information as of and for the Period Ending March 31, 2002 (confidential treatment requested).


*     Filed herewith.
**    To be filed by amendment.


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Item 7.  Information as to Environmental Effects.

          The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicant has duly caused this Amendment to the Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 15, 2002              National Grid Group plc

                                    By: /s/ Fiona Smith
                                       ----------------
                                    Fiona Smith
                                    Group General Counsel and Company Secretary
                                    National Grid Group plc


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